SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2006
Commission File Number 1-6903

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005
(Full Title of the Plan)
TRINITY INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)

Delaware (State of Incorporation)	75-0225040 (I.R.S. Employer Identification No.)

2525 Stemmons Freeway, Dallas, Texas	75207-2401
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code (214) 631-4420

Financial Statements and Supplemental Schedule
Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005,
and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Profit Sharing Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 12, 2007

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Plan interest in Trinity Industries, Inc.
Master Trust	$149,963,334	$135,689,788
Participant loans	7,514,733	7,083,205

Receivables:
Participant contributions	406,844	260,828
Company contributions	5,532,643	4,222,716

	5,939,487	4,483,544

Total assets	163,417,554	147,256,537

Liabilities
Excess participant contributions refundable	365,973	410,419

Net assets available for benefits	$163,051,581	$146,846,118

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions
Plan’s interest in Trinity Industries, Inc. Master Trust investment income	$15,820,325
Interest income on participant loans	383,527

Contributions:
Participant	12,702,495
Company	5,539,032

Total additions	34,445,379

Deductions
Benefits paid to participants	18,065,498
Administrative expenses	174,418

Total deductions	18,239,916

Net increase	16,205,463

Net assets available for benefits at beginning of year	146,846,118

Net assets available for benefits at end of year	$163,051,581

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated, is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), sponsored by Trinity Industries, Inc. (the Company).
Fidelity Management Trust Company (Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan. The Company is the Plan Sponsor for each of the participating Plans.
Participation
Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:
(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.
The Plan provides for two Company contributions consisting of an Annual Retirement Contribution and a Company Matching Contribution, as defined by the Plan. Generally, all employees hired after December 31, 2004, who would have been eligible to participate in the Company’s defined benefit plan are eligible to receive the Annual Retirement Contribution. Company Matching Contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Percentage of Company
Years of Service	Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
The Company contributes an Annual Retirement Contribution of up to three percent of the participating employees’ 401(k) eligible compensation. All employees hired after December 31, 2004, who would have been eligible to participate in the defined benefit plan and who are employed on December 31 of the Plan Year, participate in the Annual Retirement Contribution within the Plan.
Each participant eligible to receive the Annual Retirement Contribution, as defined by the Plan, shall receive an amount equal to a percentage of such participant’s compensation for the year, as defined, under the following schedule:

Percentage of
Participant’s
Years of Service	Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2006 Plan year, the Company Matching Contribution was $3,874,782 (net of $242,000 of forfeitures) and the Annual Retirement Contribution was $1,657,861 (net of $130,000 of forfeitures).
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among 16 registered investment companies and Company common stock.
Benefits
Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant’s contributions can be made only to meet “immediate and heavy financial needs” (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (Committee), as defined by the Plan.
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Percentage
Years of Service	Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings on such contributions.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts are then used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.
The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in common stock of the Company is stated at fair value based on quoted market prices. Cash equivalents include investments in money market funds valued at cost which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Trinity Master Trust
Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.
The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2006 and 2005, and the percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2006		2005
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Templeton Foreign Fund – Class A	$102,441	0.0%	$79,003	0.0%
MSI Core Plus Fixed Income Portfolio – Advisor Class	201,229	0.0%	176,400	0.0%
Fidelity Magellan Fund	1,046,877	0.0%	951,021	0.0%
Fidelity Equity Income Fund	355,129	0.0%	307,018	0.0%
Fidelity Growth Company Fund	30,913,741	94.7%	31,105,159	94.7%
Fidelity Asset Manager Fund	31,284	0.0%	18,815	0.0%
Fidelity Asset Manager Growth Fund	56,481	0.0%	43,519	0.0%
Trinity Stock Fund	24,992,352	98.0%	21,877,336	97.8%
Fidelity Asset Manager Income Fund	55,005	0.0%	39,123	0.0%
Fidelity Retirement Money Market Portfolio	32,260,529	95.4%	32,524,268	94.6%
Spartan U.S. Equity Index Fund – Investor Class	21,921,154	95.2%	20,722,944	95.1%
MSI Small Company Growth Portfolio – Class B	746,871	99.1%	506,606	98.8%
Dodge and Cox Stock Fund	5,911,901	97.7%	3,989,748	99.7%
Lord Abbett MidCap Value Fund – Class A	1,887,775	99.8%	1,585,773	99.5%
Alliance NFJ Small Cap Value Fund	2,797,737	99.8%	2,057,285	98.2%
Fidelity Government Income Fund	11,126,410	94.7%	10,716,829	94.3%
Fidelity Balanced Fund	7,435,187	85.3%	6,599,409	84.9%
Fidelity Magellan Diversified International Fund	6,242,955	97.3%	3,779,598	97.8%
Fidelity Freedom Income Fund	586,425	97.6%	491,024	97.3%
Fidelity Freedom 2000 Fund	285,077	96.7%	396,151	97.7%
Fidelity Freedom 2010 Fund	2,520,744	99.6%	2,270,907	99.6%
Fidelity Freedom 2020 Fund	3,262,463	99.7%	2,000,555	99.5%
Fidelity Freedom 2030 Fund	2,152,338	99.5%	1,070,042	98.9%
Fidelity Freedom 2040 Fund	1,666,021	99.3%	701,976	98.6%

	$158,558,126		$144,010,509

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Trinity Master Trust (continued)
Net investment income (loss) of the Master Trust accounts for the year ended
December 31, 2006, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation)		Net	Share in Net
	in Fair Value of	Interest and	Investment	Investment
	Investments	Dividends	Income	Income
Templeton Foreign Fund – Class A	$7,101	$9,826	$16,927	0.0%
MSI Core Plus Fixed Income Portfolio – Advisor Class	(3,334)	10,619	7,285	0.0%
Fidelity Magellan Fund	(167,328)	238,502	71,174	0.0%
Fidelity Equity Income Fund	32,577	25,558	58,135	0.0%
Fidelity Growth Company Fund	2,700,311	—	2,700,311	94.9%
Fidelity Asset Manager Fund	(122)	2,466	2,344	0.0%
Fidelity Asset Manager Growth Fund	3,527	1,298	4,825	0.0%
Trinity Stock Fund	4,599,524	4,068	4,603,592	97.3%
Fidelity Asset Manager Income Fund	(945)	4,337	3,392	0.0%
Fidelity Retirement Money Market Portfolio	—	1,538,553	1,538,553	95.2%
Spartan U.S. Equity Index Fund – Investor Class	2,670,616	384,532	3,055,148	95.2%
MSI Small Company Growth Portfolio – Class B	395	62,585	62,980	98.9%
Dodge and Cox Stock Fund	512,540	323,467	836,007	98.3%
Lord Abbett MidCap Value Fund – Class A	(10,783)	206,743	195,960	99.6%
Alliance NFJ Small Cap Value Fund	164,561	254,818	419,379	98.3%
Fidelity Government Income Fund	(80,743)	462,789	382,046	94.6%
Fidelity Balanced Fund	239,008	536,421	775,429	85.2%
Fidelity Magellan Diversified International Fund	546,632	446,792	993,424	97.6%
Fidelity Freedom Income Fund	7,653	26,618	34,271	97.5%
Fidelity Freedom 2000 Fund	5,393	14,176	19,569	96.9%
Fidelity Freedom 2010 Fund	83,220	122,058	205,278	99.6%
Fidelity Freedom 2020 Fund	132,471	166,848	299,319	99.6%
Fidelity Freedom 2030 Fund	101,902	108,336	210,238	99.4%
Fidelity Freedom 2040 Fund	83,018	78,926	161,944	99.2%

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Trinity Master Trust (continued)
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Supplemental Schedule

14

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 75-0225040 Plan #: 029
December 31, 2006

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate of		(e)
	Borrower, Lessor,	Interest, Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.00% to 10.75%	$—	$7,514,733

*	Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/ William A. McWhirter II William A. McWhirter II
Member, Profit Sharing Committee
June 15, 2007

/s/ Andrea F. Cowan Andrea F. Cowan
Member, Profit Sharing Committee
June 15, 2007

/s/ James E. Perry James E. Perry
Member, Profit Sharing Committee
June 15, 2007

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	17